UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Amendment No. 2

to
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Federal-Mogul Corporation1
(Name of Applicant)
26555 Northwestern Highway
Southfield, Michigan 48033
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

Senior Subordinated Third Priority Secured	$305,236,000 aggregate principal amount (plus
Notes due 2018 (the “Notes”)	the amount of any additional Notes issued in lieu
of payment of interest thereon)
Approximate date of proposed public offering:
The Notes will be issued upon the effective date (the “Effective Date”) under the Fourth Amended Joint Plan of Reorganization, as may be amended, of the Applicant, and which Effective Date is anticipated to occur in December 2007.
Robert L. Katz
Senior Vice President and General Counsel
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, Michigan 48033
(248) 354-7700
(Name and Address for Service)
With a copy to:
Sharon R. Flanagan
Sidley Austin LLP
555 California Street
Suite 2000
San Francisco, California 94104-1715
(415) 772-1200
     The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

1	On the Effective Date, the Applicant will merge (the “Merger”) with and into New Federal-Mogul Corporation, a Delaware corporation (“New Federal-Mogul” or the “Company”), with New Federal-Mogul surviving and becoming the successor to Applicant. The Merger will be effected to change the Applicant’s domicile from Michigan to Delaware.

SIGNATURES
Form of Amended and Restated Certificate of Incorporation
Form of Bylaws
Form of Indenture
Supplemental Disclosure Statement
Cross-Reference Sheet
Statement of Eligibility of Trustee on Form T-1

GENERAL
1. General Information
     (a) Each of Federal-Mogul Corporation (the “Applicant” or “Existing Federal-Mogul”) and New Federal-Mogul Corporation (the “Company” or “New Federal-Mogul”) is a corporation.
     (b) Existing Federal-Mogul is organized under the laws of the State of Michigan. New Federal-Mogul is organized in the State of Delaware.
2. Securities Act Exemption Applicable
     On October 1, 2001, the Applicant and all of its wholly-owned United States subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). Also on October 1, 2001, certain of the Applicant’s United Kingdom subsidiaries filed voluntary petitions for reorganization under chapter 11 of the Bankruptcy Code with the Bankruptcy Court, and commenced administration proceedings (“Administration Proceedings”) under the United Kingdom Insolvency Act 1986 in the High Court of Justice in London, England (the “High Court”). The Applicant and its U.S. and U.K. subsidiaries that filed voluntary petitions with the Bankruptcy Court are herein referred to as the “Debtors.” The chapter 11 cases of the Debtors (collectively, the “Chapter 11 Cases”) are being jointly administered under the caption “In re: Federal-Mogul Global Inc., T&N Limited, et al., Case No. 01-10578 (JKF).” The High Court in November 2006 approved the discharge of Administration Proceedings for the Applicant’s principal U.K. subsidiaries who entered company voluntary arrangements. On February 7, 2007, certain of the Debtors, including the Applicant, filed with the Bankruptcy Court the Fourth Amended Joint Plan of Reorganization (as subsequently modified by certain modifications filed with the Bankruptcy Court, the “Plan”). Also on February 7, 2007, the Supplemental Disclosure Statement for the Plan, which supplemented the previously approved Disclosure Statement, approved on June 4, 2004, was approved by an order of the Bankruptcy Court. The Bankruptcy Court entered an order confirming the Plan on November 8, 2007. On November 14, 2007, the United States District Court for the District of Delaware affirmed the Bankruptcy Court’s order confirming the Plan.
     Pursuant to the Plan, New Federal-Mogul intends to issue certain Senior Subordinated Third Priority Secured Notes due 2018 (the “Notes”). The Notes will be issued under an indenture (the “Indenture”) to be dated as of the Effective Date (as defined below) and entered into by New Federal-Mogul, certain of its subsidiaries signatory thereto as guarantors (together, the “Guarantors”) and US Bank National Association, as trustee (the “Trustee”), the form of which is set forth as Exhibit T3C. Under the Plan, on the Effective Date or as soon as practicable thereafter, the holders of Allowed Bank Claims (as defined in the Plan) and Allowed Surety Claims (as defined in the Plan) shall receive Notes in partial satisfaction of such claims. The Notes will be due approximately eleven years after the Effective Date. New Federal-Mogul anticipates initially issuing $305,236,000 in Notes under the Plan. In addition, on the Effective Date the Applicant will merge (the “Merger”) with and into New Federal-Mogul, with New Federal-Mogul surviving the Merger and take certain other actions as specified in the Plan.
     The Applicant believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan or reorganization; (ii) the recipient of the securities holds a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Notes under the Plan satisfies the aforementioned requirements.

AFFILIATIONS
3. Affiliates
     Set forth below is a list of all direct and indirect significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) of the Applicant as of December 31, 2006 (each a “Subsidiary”). Each Subsidiary is wholly owned, directly or indirectly, by the Applicant, unless otherwise specified. The voting securities of each Subsidiary are 100% owned, directly or indirectly, by Applicant, unless otherwise specified. Each Subsidiary will continue its corporate existence unchanged after the Effective Date. The names of indirectly owned Subsidiaries are indented and listed under their direct parent entity.

Jurisdiction of
Incorporation or
Affiliate	Qualification
Federal Mogul do Brazil Ltda.	Brazil
Federal-Mogul Electrical do Brazil Ltda.	Brazil
Federal-Mogul Canada Limited	Canada
Federal-Mogul World Wide, Inc.	Michigan
Federal-Mogul U.K. Holdings Inc.	Delaware
Federal-Mogul Global Inc.	Delaware
Federal-Mogul Global B.V.	Netherlands
Federal-Mogul Growth B.V.	Netherlands
Federal-Mogul Global Growth Ltd.	United Kingdom
Federal-Mogul Ignition (U.K.) Ltd.	United Kingdom
T&N Limited	United Kingdom
Federal-Mogul Friction Products A.S.	Czech Republic
T&N Holdings Limited	United Kingdom
Federal-Mogul Friction Products SA	Spain
Federal-Mogul Systems Protection Group KK	Japan
Federal-Mogul Friction Products (Thailand) Limited(1)	Thailand
Federal-Mogul Sapanca Segmon ve Gomlek Uretim Tesisleri(2)	Turkey
F-M UK Holding Limited	United Kingdom
Federal-Mogul Sealing Systems (Cardiff) Limited	United Kingdom
T&N Industries Inc.	Delaware
Federal-Mogul Powertrain Inc.	Michigan
McCord Sealing Inc.	Alabama
Federal-Mogul Dutch Holdings Inc.	Delaware
Federal-Mogul Holdings B.V.	Netherlands
Federal-Mogul of South Africa (Pty) Limited	South Africa
Federal-Mogul Ignition Company	Delaware
Servicios de Componentes Automotrices, S.A.	Mexico
Servicios Administrativos Industriales, S.A.	Mexico
Federal-Mogul S.A. de C.V. (3)	Mexico
McCord Payen de Mexico	Mexico
Federal-Mogul de Mexico, S.A. de C.V. (4)	Mexico
Federal-Mogul Products, Inc.	Missouri
Federal-Mogul de Venezuela, C.A.	Venezuela
Cooperatief Federal-Mogul Dutch Investments U.A.	Netherlands
Federal-Mogul Netherlands B.V.	Netherlands
Federal-Mogul Luxembourg S.a.r.l.	Luxembourg
Federal-Mogul Finance 2, LLC	Delaware
Federal-Mogul Holding Deutschland GmbH	Germany

Jurisdiction of
Incorporation or
Affiliate	Qualification
Federal-Mogul Gorzyce S.A. (5)	Poland
Federal-Mogul Nurenberg GmbH	Germany
Federal-Mogul SARL	Switzerland
Federal-Mogul Friedberg GmbH	Germany
Federal-Mogul TP Europe GmbH & Co. KG (6)	Germany
Federal-Mogul Vermogensverwaltungs GmbH	Germany
Federal-Mogul Deva GmbH	Germany
Federal-Mogul Systems Protection Group, SAS	France

(1)	92.1% owned by the Applicant

(2)	50% owned by the Applicant

(3)	98.26% owned by the Applicant

(4)	97.7% owned by the Applicant

(5)	99.829% owned by the Applicant

(6)	66.67% owned by the Applicant
     Certain directors and executive officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”
     Certain shareholders of the Applicant as of the Effective Date may be deemed to be “affiliates” of the Applicant by virtue of their security holdings. See Item 5, “Principal Owners of Voting Securities.”
MANAGEMENT AND CONTROL
4. Directors and Executive Officers
     (a) Current Directors and Executive Officers. The following table lists the names and offices held by all directors and executive officers of the Applicant as of October 31, 2007. The mailing address of each director and executive officer is: c/o Federal-Mogul Corporation, 26555 Northwestern Highway, Southfield, Michigan 48033.

Name	Office
José Maria Alapont	Chairman, President and Chief Executive Officer
William S. Bowers	Senior Vice President, Sales and Marketing
David A. Bozynski	Vice President and Treasurer
Jean Brunol	Senior Vice President, Business and Operations Strategy
Jay Burkhart	Senior Vice President, Global Aftermarket
Gérard Chochoy	Senior Vice President, Powertrain Sealing and Bearings
René L.F. Dalleur	Senior Vice President, Vehicle Safety and Protection
John J. Fannon	Director
Pascal Goachet	Senior Vice President, Human Resources and Organization
Charles B. Grant	Senior Vice President, Corporate Development
Alan Haughie	Vice President, Controller and Chief Accounting Officer
Ramzi Y. Hermiz	Senior Vice President, Aftermarket Products and Services
Rainer Jueckstock	Senior Vice President, Powertrain Energy

Name	Office
Jeff Kaminski	Senior Vice President, Global Purchasing
Robert L. Katz	Senior Vice President and General Counsel
Mario F. Leone	Senior Vice President and Chief Information Systems Officer
Paul S. Lewis	Director
G. Michael Lynch	Executive Vice President and Chief Financial Officer
Eric McAlexander	Senior Vice President, Global Manufacturing
Shirley D. Peterson	Director
John C. Pope	Director
Geoffrey H. Whalen C.B.E.	Director
     (b) Directors and Executive Officers as of the Effective Date. It is expected that existing executive officers of the Applicant shall continue to serve in their current capacities with New Federal-Mogul after the Effective Date. The individuals who will serve as directors of New Federal-Mogul immediately after the Effective Date will be as follows:

José Maria Alapont	W. Howard Morris
Albert J. Baciocco	Lyndon L. Olson, Jr.
Carl C. Icahn	David Schechter
Vincent Intrieri	Neil Subin
Keith Meister
5. Principal Owners of Voting Securities
     (a) Voting Securities as of the date of this Application. To the best of the Applicant’s knowledge and based on reports filed with the Securities and Exchange Commission, there are no persons owning 10% or more of the voting securities of the Applicant as of the date of this Application.
     (b) Voting Securities as of the Effective Date. On the Effective Date, the existing voting securities of the Applicant will be cancelled pursuant to the Plan. The Plan provides that a trust for the benefit of the holders of Asbestos Personal Injury Claims (as defined in the Plan) shall receive 50.1% of the shares of Common Stock to be issued by New Federal-Mogul, and the remaining shares shall be distributed, subject to the conditions set forth in the Plan, pro rata to the holders of Allowed Noteholder Claims, Allowed Convertible Subordinated Debenture Claims, and Allowed Class H Unsecured Claims against the U.S. Debtors (each as defined in the Plan), provided that holders of Allowed Class H Unsecured Claims against the U.S. Debtors shall only receive distributions of Common Stock to the extent that they elected to do so in accordance with the terms of the Plan. Based solely on documents filed with the Bankruptcy Court or information provided by the applicable entity, the following persons are expected to own 10% or more of the New Federal-Mogul’s voting securities on the Effective Date, as described in the Plan:

				Percentage of Total
Name and Complete				Voting Securities
Mailing Address	Title of Class Owned	Amount Owned		Owned(1)
Federal-Mogul Asbestos Personal Injury Trust	Class B Common Stock	50,100,000		50.1%

Thornwood Associates Limited Partnership (2) 445 Hamilton Avenue, Suite 1210 White Plains, NY 10601	Class A Common Stock	25,898,100	(1)	25.9	%(1)

(1)	Reflects the percentage of total Class A Common Stock and Class B Common Stock, considered as a single class.

(2)	The foregoing is based solely on information provided to the Applicant by Thornwood Associates Limited Partnership (“Thornwood”). Thornwood has advised the Applicant that it holds $1,120,924,603 of Noteholder Claims (as defined in the Plan) (the “Thornwood Noteholder Claims”). Assuming that the amount of the Thornwood Noteholder Claims does not change prior to the Effective Date and assuming that there are no Unsecured Claims (as defined in the Plan) that have elected to receive Class A Common Stock pursuant to Section 8.15.2 of the Plan, Thornwood will hold, as of the Effective Date, approximately 25,898,100 shares of Class A Common Stock and approximately 25.9% of the total voting securities. The amount of Thornwood Noteholder Claims could increase or decrease materially prior to the Effective Date, in which case the amount and percentage of total voting securities to be issued to Thornwood would increase or decrease accordingly. In addition, Thornwood will, after the Plan becomes effective, have an option to acquire, subject to the terms and conditions of that certain Stock Option Agreement attached as Exhibit 8.3.6(a) to the Plan (the “Option Agreement”), an additional 43,141,667 shares of Class B Common Stock from the Federal-Mogul Asbestos Personal Injury Trust (the “Trust”). Upon transfer of the shares of Class B Common Stock from the Trust to Thornwood, such shares shall automatically convert into shares of Class A Common Stock. Assuming this option is exercised in full, subject to the terms and conditions of the Option Agreement, and based on information provided to the Applicant by Thornwood, the amount of Class A Common Stock and percentage of total voting securities owned by Thornwood would be approximately 69,039,767 shares and approximately 69%, respectively, and the amount of Class B Common Stock and the percentage of total voting securities owned by the Trust would be 6,958,333 and 7%, respectively.
     The Plan further contemplates that, dependent upon the occurrence of certain conditions precedent specified in sections 8.3.5 and 8.3.6 of the Plan, Thornwood shall be granted additional options that would entitle it to acquire either an additional (i) 6,958,333 shares of the Class B Common Stock or (ii) to the extent certain conditions precedent are fulfilled, up to an additional 2,226,667 shares of the Class B Common Stock. If the option under the Option Agreement is exercised and the option described in clause (i) of the preceding sentence is exercised, the amount of Class A Common Stock and percentage of total voting securities held by Thornwood would be approximately 75,998,100 shares and approximately 76%, respectively, and the amount of Class B Common Stock and percentage of total voting securities held by the Trust would be reduced to zero. If the option under the Option Agreement and the option described in clause (ii) of the preceding sentence are able to be exercised in full and are so exercised, the amount of Class A Common Stock and percentage of total voting securities held by Thornwood would be approximately 71,266,434 shares and approximately 71.3%, respectively and the amount of Class B Common Stock and the remaining Class B Common Stock then held by the Trust would be returned to the Applicant, as a result of which the percentage of total voting securities held by the Trust would be reduced to zero. Thornwood is a Delaware limited partnership, the general partner of which is Barberry Corp., the sole shareholder of which is Carl Icahn, an individual.
6. Underwriters
     (a) No person has acted as an underwriter for the Applicant within the past three years.
     (b) No person is acting, or proposed to be acting, as principal underwriter of the Notes.
CAPITAL SECURITIES
7. Capitalization
     (a) The authorized and outstanding capital stock and debt securities of the Applicant as of October 31, 2007 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	260,000,000 shares	89,496,493 shares
Series C ESOP Convertible Preferred Stock	1,000,000 shares	439,937 shares
Notes due 2004 – 7.5% issued in 1998	$250,000,000	$239,800,000
Notes due 2006 – 7.75% issued in 1998	$400,000,000	$391,900,000
Notes due 2006 – 7.375% issued in 1999	$400,000,000	$394,000,000
Notes due 2009 – 7.5% issued in 1999	$600,000,000	$562,200,000
Notes due 2010 – 7.875% issued in 1998	$350,000,000	$340,400,000

Title of Class	Amount Authorized	Amount Outstanding
Medium-Term Notes due between 2002 and 2005 – average rate of 8.8% issued in 1994 and 1995	$84,000,000	$84,000,000
Senior Notes due 2007 – 8.8% issued in 1997	$125,000,000	$103,300,000
7.0% Convertible Junior Subordinated Debentures	$575,000,000	$74,300,000
     As of the Effective Date, New Federal-Mogul will have the following capital stock and debt securities authorized and outstanding:

Amount to be
Title of Class	Amount Authorized	Outstanding
Class A Common Stock, par value $0.01	400,000,000 shares	49,900,000 shares
Class B Common Stock, par value $0.01	50,100,000 shares	50,100,000 shares
Preferred Stock, par value $0.01	90,000,000 shares	—
Senior Subordinated Third Priority Secured Notes due 2018	$305,236,000 (1)	$305,236,000

(1)	Excluding any issuance of Notes and any increase in the principal amount of Notes in lieu of payment of interest thereon.
     (b) Except as otherwise required by law or set forth in the Applicant’s Articles of Incorporation, each holder of Common Stock has one vote for each share of stock held by such holder on all matters to be voted upon by the holders of Common Stock.
     The holders of Series C ESOP Convertible Preferred Stock (the “Series C Preferred Stock”) are entitled to vote on all matters submitted to a vote of the holders of Common Stock, voting together with the holders of Common Stock as one class. Each share of the Series C Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series C Preferred Stock could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one-tenth of a vote. Except as otherwise required by law or set forth in the Applicant’s Articles of Incorporation, holders of Series C Preferred Stock have no special voting rights and their consent is not required (except to the extent they are entitled to vote with holders of Common Stock) for the taking of any corporate action; provided, however, that the vote of at least 66 2/3% of the outstanding shares of Series C Preferred Stock, voting separately as a series, shall be necessary to adopt any alteration, amendment or repeal of any provision of the Applicant’s Articles of Incorporation, if such amendment, alteration or repeal would alter or change the powers, preferences or special rights of the shares of Series C Preferred Stock so as to affect them adversely.
     As set forth in the Plan, the reorganization of the Debtors will result in the issuance by New Federal-Mogul of, inter alia, new Class A Common Stock (the “Class A Common Stock”), new Class B Common Stock (the “Class B Common Stock” and together with the Class A Common Stock, the “New Common Stock”) and $305,236,000 aggregate principal amount of Notes pursuant to the Indenture. Of these new securities to be issued on the Effective Date, the voting securities will consist of the New Common Stock. Except as otherwise required by law or by the Certificate of Incorporation of New Federal-Mogul as in effect from and after the Effective Date, each holder of New Common Stock shall have one vote for each share of stock held by such holder on all matters to be voted upon by holders of New Common Stock. The holders of the New Common Stock shall vote as a single class, except as may be required under applicable law; provided, however, that so long as any shares of Class B Common Stock remain outstanding, the board of directors will consist of either eight or nine members, as determined in accordance with the provisions of the Certificate of Incorporation of New Federal-Mogul. The holders of the Class B Common Stock will be entitled to nominate and vote for a number of directors (the “Class B Directors”) which will vary according to the percentage of outstanding New Common Stock of all classes that is Class B Common Stock. The holders of the Class A Common Stock will be entitled to nominate and vote for a number of directors (the “Class A Directors”) equal to the difference between 8 and the number of Class B Directors; provided, however, that in the event that the Chief Executive Officer of the New Federal-Mogul is elected or appointed to the Board of Directors

(the “CEO Director”), then the holders of the Class A Common Stock will be entitled to nominate and vote for a number of Class A Directors equal to the difference between nine and the number of Class B Directors (one of which Class A Directors shall be the CEO Director). The foregoing is not a complete description of the voting rights of the New Common Stock and is qualified by reference to the form of Certificate of Incorporation of New Federal-Mogul which is attached hereto as Exhibit T3A-2.
     In the event that either (a) the outstanding Class B Common Stock as a percentage of outstanding New Common Stock of all classes is reduced or (b) the number of outstanding shares of Class B Common Stock is reduced, then sufficient Class B Directors, if any, must immediately resign so that the number of Class B Directors does not exceed the applicable number provided above and, notwithstanding any provision of New Federal-Mogul’s by-laws to the contrary, a majority of the holders of Class A Common Stock may fill such vacancy or vacancies by written consent.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions
     The following analysis is not a complete description of the Indenture provisions and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.
(a)	Events of Default; Withholding of Notice
     The following will be Events of Default under the Indenture:
(1)	there is a default in the payment of any principal of, or premium, if any, on the Notes when the same becomes due and payable on the Maturity Date, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(2)	there is a default for 30 consecutive days in the payment of any interest (whether in the form of PIK Notes or an increase in the principal amount of Notes as a result of a PIK Payment or otherwise) on the Notes after such interest becomes due and payable;

(3)	the Company or any Guarantor fails to comply with any of the terms or provisions governing mergers, consolidation or sale of assets for a period of 30 consecutive days;

(4)	the Company or any Guarantor defaults in the observance or performance of any other provision, covenant or agreement contained in the Notes, the Indenture or the Security Documents for 60 consecutive days after written notice;

(5)	there is a failure to pay when due (and beyond the grace period, if any, therefor) principal, interest or premium in an aggregate amount of (A) $20,000,000 or more with respect to any Indebtedness (other than Capital Lease Obligations or Purchase Money Indebtedness) of the Company or any Guarantor or (B) $125,000,000 or more with respect to any Indebtedness of any Subsidiary of the Company that is not a Guarantor or Capital Leases or Purchase Money Indebtedness of any Group Member, or the acceleration prior to its express maturity of any such Indebtedness aggregating (A) $20,000,000 or more with respect to any Indebtedness (other than Capital Lease Obligations or Purchase Money Indebtedness) of the Company or any Guarantor or (B) $125,000,000 or more with respect to any Indebtedness of any Subsidiary of the Company that is not a Guarantor or Capital Leases or Purchase Money Indebtedness of any Group Member;

(6)	a court renders a final judgment or judgments which can no longer be appealed for the payment of money, in any individual case or in the aggregate at any time, in excess of $25,000,000 (which are not paid or covered by third party insurance) against the Company or any Subsidiary thereof and such judgment remains undischarged for a period of 60 consecutive days during which a stay of enforcement of such judgment shall not be in effect;

(7)	The Company or (A) any Subsidiaries of the Company that are not Guarantors, together with certain Subsidiaries which have been liquidated, having assets with an aggregate book value of at least 10% of the book value or (B) any Guarantors having assets with an aggregate book value of at least 1%, in each case, of the consolidated assets of the Group Members, taken as a whole, pursuant to or within the meaning of any Bankruptcy Law: (1) commences a voluntary case or proceeding; (2) consents to the entry of an order for relief against it in an involuntary case or proceeding; (3) consents to the appointment of a Custodian of it or for all or substantially all of its property; (4) makes a general assignment for the benefit of its creditors or shall admit in writing its inability to pay its debts; or (5) generally is not paying its debts as they become due;

(8)	a court enters an order or decree under any Bankruptcy Law that: (A) is for relief against the Company or any Subsidiary in an involuntary case or proceeding; (B) appoints a Custodian of the Company or any Subsidiary or for all or substantially all of the property of the Company or any Subsidiary; or (C) orders the liquidation of the Company or any Subsidiary; (D) and, in each case, the order or decree remains unstayed and in effect for 60 consecutive days;

(9)	at any time after the execution and delivery thereof, (i) any Guarantee for any reason, other than the satisfaction in full of all Obligations guaranteed thereunder or the release of such Guarantee pursuant to the Indenture, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void, or (ii) a material Security Document shall cease to be in full force and effect (other than by reason of a release of Collateral thereunder in accordance with the terms of the Indenture or the Security Documents pursuant to a transaction permitted under the Indenture (without giving effect to any requirements regarding use of proceeds), the satisfaction in full of the Obligations or any other termination of such Security Document in accordance with the terms of the Indenture or the Security Documents) or except to the extent otherwise waived pursuant to the Indenture and the Security Documents, shall be declared null and void, or the Trustee or the Collateral Agent shall not have or shall cease to have a valid and perfected Lien on any Collateral granted on the Effective Date or thereafter granted pursuant to the terms of the Indenture covered thereby having a fair market value, individually or in the aggregate, exceeding $20,000,000 that is (x) property in which a security interest can be granted and perfected under the UCC, (y) Intellectual Property registered with the United States Patent and Trademark Office or the United States Copyright Office, or (z) real estate subject to a Mortgage, provided that if a failure of the sort described in this clause (9) is susceptible of cure, no Event of Default shall arise under this clause (9) with respect thereto until 30 consecutive days after written notice of such failure shall have been given to the Company;

(10)	holders of Exit Facility Indebtedness, Senior Loan Facility Indebtedness or Additional Liquidity Facility Indebtedness holding a Lien on the stock or assets of the Company or any of its Subsidiaries take any judicial action to enforce such Lien; or

(11)	except as otherwise provided in the Security Documents, any amendments thereto and the provisions of the Indenture, any of the Security Documents ceases to be in full force and effect or ceases to be effective, in all material respects, to create the Lien purported to be created in the Collateral having a fair market value, individually or in the aggregate, exceeding $20,000,000 in (x) property in which a security interest can be granted and perfected under the UCC, (y) Intellectual Property registered with the United States Patent and Trademark Office or the United States Copyright Office, or (z) real estate subject to a Mortgage, in favor of the Holders of any Notes for 60 consecutive days after the Trustee receives written notice.
     If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Noteholder notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal or premium, if any, or interest on the Notes, or that resulted from the failure of the Company to comply with the provision of the Indenture relating to merger, consolidation or sale of assets, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines it to be in the best interests of the holders of the Notes to do so.
     If an Event of Default (other than an Event of Default arising under certain events of bankruptcy or insolvency as set forth in the Indenture) occurs and is continuing, the Trustee by written notice to the Company or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Company and the Trustee, may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus premium, if any, and accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the Holders of not less than a majority in aggregate principal amount of the outstanding Notes may rescind and annul such acceleration if all existing Events of Default, other than nonpayment of accelerated principal, premium, if any, or interest, have been cured or waived as provided in the Indenture and if the rescission would not conflict with any judgment or decree. No such rescission shall affect any subsequent Default or impair any right consequent thereto.
     In case an Event of Default specified in clause (7) or (8) above occurs, the principal, premium, if any, and interest amount with respect to all of the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or the Holders of the Notes.
(b)	Authentication and Delivery of the Notes; Use of Proceeds
     The Notes shall be executed on behalf of the Company by two Officers (as defined below) of the Company or an Officer and an Assistant Secretary of the Company. The Indenture defines the term “Officer” to mean the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Chief Accounting Officer and any Treasurer. Such signatures may be either manual or facsimile. If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note or at any time thereafter, the Note shall be valid nevertheless.
     A Note shall not be valid until the Trustee manually signs the certificate of authentication on the Note. Such signature shall be conclusive evidence that the Note has been authenticated under the Indenture.
     At any time, and from time to time, the Trustee shall, upon receipt of a Company Request, authenticate and deliver Notes in the amounts and in the manner specified in such Company Request; provided that the aggregate principal amount of Notes issued hereunder shall not exceed $305,236,000 (excluding any PIK Notes and any increase in the principal amount of Notes as a result of a PIK Payment), subject to adjustment pursuant to the Indenture.
     With respect to a PIK Payment, no later than five business days prior to the relevant PIK Interest Payment Date, the Company shall deliver to the Trustee, with respect to global Notes, a Company Request to increase the outstanding principal amount of such Notes by the required amount of PIK Interest (rounded up to the nearest whole dollar) (or, if necessary, pursuant to the requirements of the Depositary or otherwise, new global Notes in the amount of the PIK Interest and a Company Request to authenticate and deliver such new global Notes). The Trustee shall on the relevant PIK Interest Payment Date, in accordance with a Company Request, make appropriate amendments to the schedule of principal amounts of such global Notes or, if applicable, authenticate and deliver PIK Notes. Each PIK Payment shall be made pro rata with respect to the outstanding Notes, and the Company shall have the right to aggregate amounts of interest payable in the form of PIK Notes to a Holder of outstanding Notes and issue to such Holder a single Note in payment thereof.
     The Company will not receive any proceeds from the issuance of the Notes because the Notes will be issued as part of an exchange, as provided in the Plan.
(c)	Release and Substitution of Property Subject to the Lien of the Indenture

     Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Indenture and the Security Documents. To the extent any action on the part of the Trustee is required to effectuate any release of any Lien on any Collateral the Trustee shall release, and shall give any necessary consent, waiver or instruction to the Collateral Trustee, to release (i) all Collateral that is contributed, sold, leased, conveyed, transferred or otherwise disposed of, provided such contribution, sale, lease, conveyance, transfer or other disposition is or will be in accordance with the provisions of the Indenture and that no Default or Event of Default has occurred and is continuing or would occur immediately following such release; (ii) Collateral which may be released with the consent of Holders pursuant to the Indenture; (iii) all Collateral (except as provided in the Indenture) upon discharge or defeasance of the Indenture; (iv) all Collateral upon the payment in full of all obligations of the Company with respect to principal, premium, if any, or interest on the Notes; and (v) Collateral of a Guarantor whose Guarantee is released pursuant to the Indenture. Upon receipt of such Officers’ Certificate, an Opinion of Counsel and any other opinions or certificates required by the Indenture and the TIA, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted or required to be released pursuant to the Indenture and the Security Documents.
     The Company and each Subsidiary, as the case may be, pursuant to the terms of the Indenture and the Security Documents, may effect any disposition of Collateral and such Collateral shall be released from the Lien and security interest created by the Indenture and the Security Documents without the delivery of any opinions or certificates upon any such release; provided that (i) the provisions of the Indenture are, or will be, complied with and (ii) any property or assets acquired with any proceeds of such disposition becomes subject to the Lien and security interest created by the Indenture and the Security Documents.
(d)	Satisfaction and Discharge of the Indenture
     The Company and the Guarantors, if any, may terminate their obligations under the Notes, the Guarantees, if any, and the Indenture (with certain exceptions), if either (i) there shall have been cancelled by the Trustee or delivered to the Trustee for cancellation all Notes theretofore authenticated and delivered or (ii) all Notes not theretofore surrendered or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee, and (a) the Company has irrevocably deposited or caused to be deposited with the Trustee, as trust funds solely for the benefit of the Holders for that purpose, an amount sufficient to pay at maturity or upon redemption all of the Notes not previously surrendered or delivered to the Trustee for cancellation, including principal, premium, if any, and interest due or to become due to such date of maturity or redemption date, as the case may be, and (b) the Company shall have delivered to the Trustee an Officers’ Certificate and Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.
     At any time prior to the maturity date or redemption of the Notes, (1) the Company may be discharged from its obligations with respect to the Notes, and the Guarantors, if any, may be discharged from their obligations under the Guarantees, if any (“Legal Defeasance”), or (2) the Company and the Guarantors, if any, may be released from their respective obligations under certain restrictive covenants contained in the Indenture (“Covenant Defeasance”) if (a) the Company has irrevocably deposited or caused to be deposited with the Trustee, as trust funds solely for the benefit of the Holders (i) money, or (ii) U.S. Government Obligations, or (iii) a combination thereof, sufficient, in the opinion of a nationally-recognized firm of independent public accountants, to pay the principal, premium, if any, and accrued interest on the outstanding Notes at the maturity date or on redemption dates selected in accordance with the terms of the Indenture and the Notes, (b) no Event of Default or Default with respect to the Notes shall have occurred and be continuing on the date of such deposit, or shall have occurred and be continuing at any time during the period ending on the 91st day after the date of such deposit or, if longer, ending on the day following the expiration of the longest reference period under any Bankruptcy Law applicable to the Company in respect of such deposit, (c) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute default under any other material agreement or instrument to which the Company is a party or by which it is bound, (d) the Company delivers to the Trustee certain Opinions of Counsel with respect to matters under the Investment Company Act of 1940, Federal income tax matters and conditions precedent under the Indenture, and (e) the Company delivers to the Trustee an Officers’ Certificate with respect to conditions precedent under the Indenture.

     (e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture
     The Company and each Guarantor (in certain cases) shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate complying with Section 314(a)(4) of the TIA stating that a review of the activities of the Company or such Guarantor, as the case may be, during such fiscal year has been made with a view to determining whether the Company or such Guarantor, as the case may be, has kept, observed, performed and fulfilled its obligations under the Security Documents and the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of such Officer’s knowledge the Company or such Guarantor, as the case may be, has kept, observed, performed and fulfilled each and every covenant contained in the Security Documents in all material respects and the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions thereof or hereof, or, if a Default or Event of Default shall have occurred, describing all or such Defaults or Events of Default of which such Officer may have knowledge and what action the Company or such Guarantor, as the case may be, is taking or proposes to take with respect to such Default or Event of Default.
     The Company will, so long as any of the Notes are outstanding, deliver to the Trustee, upon any officer’s becoming aware of any Default or Event of Default, an Officers’ Certificate specifying the nature and extent of the Default or Event of Default and what action the Company or such Guarantor, as the case may be, is taking or proposes to take with respect to such Default or Event of Default.
9. Other Obligors
     New Federal-Mogul’s obligations with respect to the Notes will be guaranteed by each guarantor listed below. The mailing address of each guarantor is c/o Federal-Mogul Corporation, 26555 Northwestern Highway, Southfield, Michigan 48033.
Carter Automotive Company, Inc.
Federal-Mogul FX, Inc.
Federal-Mogul Venture Corporation
Federal-Mogul Global Properties, Inc.
Federal-Mogul World Wide, Inc.
Federal-Mogul Technical Center, LLC
Felt Products Mfg. Co.
Federal-Mogul U.K. Holdings Inc.
Federal-Mogul Global Inc.
Federal-Mogul Global B.V.
Federal-Mogul Growth B.V.
F-M UK Holding Limited
T&N Industries Inc.
Ferodo America, Inc.
Federal-Mogul FAP Inc.
Ferodo Holdings Inc.
Gasket Holdings Inc.
Federal-Mogul Mystic, Inc.
Federal-Mogul Powertrain, Inc.
Federal-Mogul Piston Rings, Inc.
McCord Sealing, Inc.
Federal-Mogul Dutch Holdings Inc.
Federal-Mogul Ignition Company
Federal-Mogul Products, Inc.
     Contents of application for qualification. This Application comprises:
(a)	Pages numbered 1 to 14, consecutively.

(b)	The following exhibits:

Exhibit No.	Description

Exhibit T3A-1	Articles of Incorporation of the Applicant, as in effect on the date of filing (incorporated by reference to the Applicant’s Annual Report on Form 10-K for the year ended December 31, 1999).

Exhibit T3A-2*	Form of Amended and Restated Certificate of Incorporation of New Federal-Mogul, as will be in effect on the Effective Date.

Exhibit T3B-1	Bylaws of the Applicant, as in effect on the date of filing (incorporated by reference to the Applicant’s Annual Report on Form 10-K for the year ended December 31, 2001).

Exhibit T3B-2*	Form of Bylaws of New Federal-Mogul, as will be in effect on the Effective Date.

Exhibit T3C*	Form of Indenture among New Federal-Mogul Corporation, the Guarantors listed therein and U.S. Bank National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1‡	Disclosure Statement for Debtors’ Third Amended Joint Plan of Reorganization.

Exhibit T3E-2*	Supplemental Disclosure Statement for Debtors’ Fourth Amended Joint Plan of Reorganization.

Exhibit T3E-3	Debtors’ Fourth Amended Joint Plan of Reorganization (incorporated by reference to Exhibit 2.1 to the Applicant’s Current Report on Form 8-K filed on November 14, 2007).

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G*	Statement of Eligibility of Trustee on Form T-1

*	Filed herewith
‡	Previously filed

SIGNATURES
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Federal-Mogul Corporation, a corporation organized and existing under the laws of the State of Michigan, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Southfield and State of Michigan, on the 20th day of November 2007.
(SEAL)

FEDERAL-MOGUL CORPORATION
By:	/s/ Robert L. Katz
	Name:	Robert L. Katz
	Title:	Senior Vice President and General Counsel

Attest:	/s/ Lance M. Lis

Name: Lance M. Lis
Title: Associate General Counsel and Secretary